SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 11)*

Scientific Games Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

80874P109
(CUSIP Number)

Steven M. Cohen Executive Vice President, Chief Administrative Officer and General Counsel MacAndrews & Forbes Incorporated 35 East 62nd Street New York, New York 10065 (212) 572-8600
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 21, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240 Rule 13d −1(e), 13d−1(f) or 13d −1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,650,736 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
35,650,736 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,650,736 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.9%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,385,736 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
26,385,736 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,385,736 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.8%; See Item 5
14	TYPE OF REPORTING PERSON
CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,125,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
3,125,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,395,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
4,395,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,395,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SGMS Acquisition Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
645,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
645,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
645,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MFV Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
925,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
925,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
925,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%; See Item 5
14	TYPE OF REPORTING PERSON
OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
175,000 Shares (1)
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
175,000 Shares (1)
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
175,000 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%; See Item 5
14	TYPE OF REPORTING PERSON
OO

(1)            Represents 175,000 Shares owned by MacAndrews & Forbes Group, LLC, a wholly owned subsidiary of MacAndrews & Forbes LLC, of which MacAndrews & Forbes LLC is the sole member.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
175,000 Shares
	8	SHARED VOTING POWER
None; See Item 5
	9	SOLE DISPOSITIVE POWER
175,000 Shares
	10	SHARED DISPOSITIVE POWER
None; See Item 5
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
175,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%; See Item 5
14	TYPE OF REPORTING PERSON
OO

Item 1. Security and Issuer

This Amendment No. 11 to the statement on Schedule 13D, which amends and supplements the Schedule 13D originally filed by MacAndrews & Forbes Incorporated (“M&F”) and SGMS Acquisition Corporation (“SGMS One”) on November 26, 2003, is filed by M&F, SGMS One, RLX Holdings Two LLC (“RLX”), SGMS Acquisition Two LLC (formerly SGMS Acquisition Two Corporation) (“SGMS Two”), SGMS Acquisition Three LLC (“SGMS Three”), MFV Holdings One LLC (“MFV”), MacAndrews & Forbes LLC (“M&F LLC”) and MacAndrews & Forbes Group, LLC (“M&F Group”) and relates to the common stock, par value $0.001 per share (“Common Stock”), of Scientific Games Corporation, a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6601 Bermuda Road, Las Vegas, Nevada 89119.

Item 2. Identity and Background

The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)-(c) This statement is being filed by M&F and its wholly owned subsidiaries, SGMS One, RLX, SGMS Two, SGMS Three, MFV, M&F LLC and M&F Group (collectively, the “Reporting Persons”), all of which are incorporated in Delaware.  This statement is being filed with respect to shares of Common Stock that may be beneficially owned by M&F, SGMS One, RLX, SGMS Two, SGMS Three, MFV, M&F LLC and M&F Group.  Ronald O. Perelman is the sole stockholder of M&F, which is the sole stockholder or member, as applicable, of each of SGMS One, RLX, SGMS Two, SGMS Three, MFV, M&F LLC and M&F Group.  M&F LLC is the sole member of M&F Group. The business address of each of M&F, SGMS One, RLX, SGMS Two, SGMS Three, MFV, M&F LLC and M&F Group is 35 East 62nd Street, New York, New York 10065.

A restated Schedule I, which includes certain required information regarding the Reporting Persons, is attached hereto and is incorporated herein by reference.

Each of the persons named on Schedule I (the “Schedule I Persons”) is a United States citizen.  During the last five years, none of the Reporting Persons or the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Since the date of Amendment No. 10 to Schedule 13D, the Reporting Persons (as previously reported on Form 4s filed by Ronald O. Perelman) acquired shares of Common Stock as follows: (i) 320,000 shares of Common Stock in the open market at a weighted average price per share ranging from $7.80 to $8.55 between November 16, 2015 and November 24, 2015; (ii) 102,076 shares of Common Stock in the open market at a weighted average price per share of $31.57 on August 13, 2018; (iii) 72,924 shares of Common Stock in the open market at a weighted average price per share of $31.95 on August 13, 2018; (iv) 200,000 shares of Common Stock in the open market at a weighted average price per share of $15.63 on December 20, 2018; (v) 400,000 shares of Common Stock in the open market at a weighted average price per share of $15.09 on December 21, 2018; (vi) 60,558 shares of Common Stock in the open market at a weighted average price per share of $15.91 on December 24, 2018; (vii) 139,442 shares of Common Stock in the open market at a weighted average price per share of $16.33 on December 24, 2018; and (viii) 100,000 shares of Common Stock in the open market at a weighted average price per share of $17.11 on December 26, 2018. The aggregate purchase price for these shares of Common Stock was approximately $22.2 million, which amount was obtained from cash on hand.

                 Shares of Common Stock may from time to time be pledged pursuant to the terms of commercial loan agreements.

Item 4. Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the information contained in Item 3 above, which is incorporated herein by reference, and the following information:

The Reporting Persons acquired the shares of Common Stock described in Item 3 of the Schedule 13D for investment purposes. In addition, each of the Reporting Persons and Schedule I Persons continues to reserve the right to acquire or dispose of securities of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a)-(b) As of the close of business on December 26, 2018, (i) SGMS One has sole voting power and sole dispositive power over 26,385,736 shares of Common Stock, representing approximately 28.8% of the Common Stock, (ii) RLX has sole voting power and sole dispositive power over 3,125,000 shares of Common Stock, representing approximately 3.4% of the Common Stock, (iii) SGMS Two has sole voting power and sole dispositive power over 4,395,000 shares of Common Stock, representing approximately 4.8% of the Common Stock, (iv) SGMS Three has sole voting power and sole dispositive power over 645,000 shares of Common Stock, representing approximately 0.7% of the Common Stock, (v) MFV has sole voting power and sole dispositive power over 925,000 shares of Common Stock, representing approximately 1.0% of the Common Stock and (vi) M&F Group (of which M&F LLC is the sole member) has sole voting power and sole dispositive power over 175,000 shares of Common Stock, representing approximately 0.2% of the Common Stock.

Because SGMS One, RLX, SGMS Two, SGMS Three, MFV, M&F LLC and M&F Group are wholly owned subsidiaries of M&F, M&F may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by such entities, representing approximately 38.9% of the Common Stock.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of M&F, may be deemed to beneficially own all the shares of Common Stock beneficially owned by M&F, SGMS One, RLX, SGMS Two, SGMS Three, MFV, M&F LLC and M&F Group. Mr. Perelman also beneficially owns 88,032 shares of Common Stock, representing approximately 0.1% of the Common Stock, which, together with the shares beneficially owned by M&F, SGMS One, RLX, SGMS Two, SGMS Three, MFV, M&F LLC and M&F Group that Mr. Perelman may be deemed to beneficially own, represent approximately 39.0% of the Common Stock.

Barry F. Schwartz, the Vice Chairman of M&F, beneficially owns 116,852 shares of Common Stock, representing approximately 0.1% of the Common Stock.

Debra G. Perelman, Director of M&F and President and Chief Executive Officer of Revlon, Inc., beneficially owns 3,495 shares of Common Stock, representing less than 0.1% of the Common Stock.

Paul G. Savas, the Executive Vice President and Chief Financial Officer of M&F, beneficially owns 28,000 shares of Common Stock, representing less than 0.1% of the Common Stock.

The percentages set forth in the preceding paragraphs of this Item 5 have been calculated based upon 91,706,419 shares of Common Stock outstanding as of November 5, 2018, according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, as filed with the Securities Exchange Commission on November 8, 2018.

(c) Except as described in Item 3 of the Schedule 13D, none of the persons named above nor any of the Schedule I Persons has effected any transaction with respect to the Common Stock during the past sixty days.

Item 7. Material to be Filed as Exhibits

Exhibit 17
Joint Filing Agreement, dated as of December 26, 2018, by and among MacAndrews & Forbes Incorporated, SGMS Acquisition Corporation, RLX Holdings Two LLC, SGMS Acquisition Two LLC, SGMS Acquisition Three LLC, MFV Holdings One LLC, MacAndrews & Forbes LLC and MacAndrews & Forbes Group, LLC.

 SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of:  December 26, 2018

MACANDREWS & FORBES INCORPORATED

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

SGMS ACQUISITION CORPORATION

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

RLX HOLDINGS TWO LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

SGMS ACQUISITION TWO LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

SGMS ACQUISITION THREE LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MVF HOLDINGS ONE LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MACANDREWS & FORBES LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MACANDREWS & FORBES GROUP, LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MACANDREWS & FORBES INCORPORATED, SGMS ACQUISITION CORPORATION,
RLX HOLDINGS TWO LLC, SGMS ACQUISITION TWO LLC, SGMS ACQUISITION THREE LLC, MFV HOLDINGS ONE LLC,
MACANDREWS & FORBES LLC AND MACANDREWS & FORBES GROUP, LLC.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of MacAndrews & Forbes Incorporated, SGMS Acquisition Corporation, RLX Holdings Two LLC, SGMS Acquisition Two LLC, SGMS Acquisition Three LLC, MFV Holdings One LLC, MacAndrews & Forbes LLC and MacAndrews & Forbes Group, LLC are set forth below. The business address of each person listed below is 35 East 62nd Street, New York, New York 10065.

MacAndrews & Forbes Incorporated

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman	Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Incorporated
Barry F. Schwartz	Director and Vice Chairman of MacAndrews & Forbes Incorporated
Debra G. Perelman	Director of MacAndrews & Forbes Incorporated; President and Chief Executive Officer of Revlon, Inc.
Paul G. Savas	Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Incorporated
Steven M. Cohen	Executive Vice President, Chief Administrative Officer and General Counsel of MacAndrews & Forbes Incorporated

SGMS Acquisition Corporation

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (Director, President)	See above
Barry F. Schwartz (Director, Vice Chairman)	See above
Paul G. Savas (Executive Vice President and Chief Financial Officer)	See above

RLX Holdings Two LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (President)	See above
Barry F. Schwartz (Vice Chairman)	See above
Paul G. Savas (Executive Vice President and Chief Financial Officer)	See above

SGMS Acquisition Two LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Barry F. Schwartz (Vice Chairman)	See above
Paul G. Savas (Executive Vice President and Chief Financial Officer)	See above

SGMS Acquisition Three LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Paul G. Savas (Executive Vice President and Chief Financial Officer)	See above

MFV Holdings One LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Barry F. Schwartz (Vice Chairman)	See above
Paul G. Savas (Executive Vice President and Chief Financial Officer)	See above

MacAndrews & Forbes LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (Manager, Chairman and Chief Executive Officer)	See above
Barry F. Schwartz (Manager, Vice Chairman)	See above
Paul G. Savas (Executive Vice President and Chief Financial Officer)	See above

MacAndrews & Forbes Group, LLC

Name and Position (if different from Principal Occupation or Employment)	Present Principal Occupation or Employment
Ronald O. Perelman (Chairman and Chief Executive Officer)	See above
Barry F. Schwartz (Vice Chairman)	See above
Paul G. Savas (Executive Vice President and Chief Financial Officer)	See above